299 S. Main Street, Suite 1300 | Salt Lake City, Utah 84111 | 801-534-4435

June 8, 2017

Tom Kluck

Legal Branch Chief

United States Securities and Exchange Commission

Office of Real Estate and Commodities

Mail Stop 3233

Washington, D.C.  20549

Re: Secured Real Estate Income Fund II, LLC

Amendment No. 6 to Offering Statement on Form 1-A

Filed October 13, 2016

File No. 024-10623

Dear Mr. Kluck:

We are in receipt of your comment letter dated May 25, 2017, regarding Amendment No. 5 to the Offering Statement on Form 1-A filed by Secured Real Estate Income Strategies, LLC (formerly Secured Real Estate Income Fund II, LLC)(the “Company”).  This letter sets forth the Company’s responses to your comments.  In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the sixth amendment to the Offering Statement (“Offering Statement”), unless the context otherwise requires.

Your comments and the Company’s responses to them are as follows:

Offering Circular Cover Page

1.   We note your response to comment 14 and your disclosure on page 3 that “[i]n the event of a change to the purchase price between the date of a subscription and a closing, the Company will require a purchaser to acknowledge the updated purchase price prior to closing.” Please confirm, if true, that the date of a subscription will be the date that an investor signs its subscription agreement. Please also provide more disclosure regarding the process of how you will receive an investor’s acknowledgement of the updated purchase price. For instance, please add disclosure regarding how you will contact potential investors, whether such investors will have a right to withdraw prior to such acknowledgement and how investors that have already submitted payment will be reimbursed in the event of an overpayment.

The Offering Statement has been revised to include the following disclosure:

“In the event of a change to the purchase price between the date on which the purchaser signs the subscription agreement and a closing (the date upon which funds are received by the Company and the Class A Units are issued), the Company will contact the prospective purchaser via e-mail and will require such purchaser to either acknowledge and agree to the updated purchase price or withdraw its subscription by executing an acknowledgment and replying to the Company within five (5) days of the receipt of such email.  Failure to reply within five (5) days shall constitute a withdrawal of a purchaser’s subscription.”

Because a purchaser has the right to withdraw its subscription prior to a closing, there would not be a need to reimburse any over payment.

2.   We note your disclosure on pages 6, 55 and 137 that if you do not raise $500,000 within 12 months, you will cancel the offering and release all funds from the escrow account or the subscriber's account at Folio Investments, Inc. to the investors. We also note your disclosure on page 138 which states that “[i]f we do not raise at least $500,000 by the date that is 36 months after the qualification date of this offering ("Termination Date"), we will promptly return all funds in the escrow account and an investor's funds that are in such investor's Folio account will remain in their Folio account, and we will stop offering Class A Units.” Please reconcile these seemingly inconsistent statements or tell us why such a reconciliation is not required.

The Offering Statement has been revised to reconcile these statements at 12 months.

Management Compensation, page 14

3.   We note that Loan Arrangement and Funding Fees will be considered income of your company and would be distributed equally between the holders of the Class A Units and Class B Units. Please provide additional disclosure as to how these fees will be treated when distributing income among the holders of Class A Units and Class B Units. For instance, if you have multiple sources of revenue, what portion of your net income will be split equally between the holders of Class A Units and Class B Units.

Only Company income in the form of loan arrangement fees, funding fees, loan extension and modification fees shall be shared equally by the holders of the Class A Units and the Class B Units.  All other forms of Company income, including loan processing fees, servicing fees, other loan fees are shared in accordance with the Company’s operating agreement.

Offering Summary

Redemptions, page 26

4.  We note that on page 26 your disclosure states that investors are required to provide 90 days’ notice for redemptions and page 121 suggests that only 15 days’ notice is required. Please reconcile these seemingly inconsistent statements.

The Offering Statement has been revised to state that 90 days’ notice is required prior to redemptions.

Estimated Use of Proceeds, page 55

5.   We note your disclosure on pages 51 and 55 that the price of your Class A Units will be based on your NAV as of the end of the prior fiscal quarter until such time as your Class A Units are listed on a public exchange. We also note your disclosure on page 26 that, assuming the minimum offering amount has been achieved, the price of your Class A Units will be based on NAV. Please revise your offering circular so that the price per share of your Class A Units, assuming it is based on NAV until the closing of your offering, is consistent throughout your offering circular or tell us why such revisions are not required.

We have revised the Offering Statement to consistently provide that the offering price will be based upon NAV until such time as the Class A Units are listed on a public exchange.

Prior Performance Summary

Table IV

Operating Results of Prior Programs, page 95

6.   Please revise Table IV so that it presents information on your prior programs in a manner that is consistent with Appendix II in Industry Guide 5 and Disclosure Guidance Topic No. 6, Staff Observations Regarding Disclosures of Non-Traded Real Estate Investment Trusts.  For instance, please do not break out the data on your programs by year. Also, please label each of your prior programs that are presented so that a potential investor can determine which program each table relates to.

Table IV in the Offering Statement has been revised as directed.

7.   We note the description on page 102 regarding your methodology for calculating investor returns. Please revise your return information in a manner consistent with footnote 10 in Disclosure Guidance Topic No. 6.

The methodology for calculating investor’s returns in the Offering Statement has been revised as directed.

Description of Our Class A Units

Distributions, page 114

8.   We note your disclosure on page 24 that your members will have the option of having such member’s share of your earnings (including any Preferred Return) that is payable to such member reinvested for the purpose of purchasing additional Class A Units (or fractional units) offered in the offering. We also note your disclosure on page 115 that each member has the option of having such member’s share of your earnings (including any Preferred Return) that is payable to such member credited to such member’s capital account.  Please reconcile these seemingly inconsistent statements or tell us why such a reconciliation is not required.

The Offering Circular has been revised to consistently reflect the treatment of distributions.

Quarterly NAV Share Price Adjustments, page 120

9.   Please disclose whether underwriting discounts and commission will be added to the per share price that is based on NAV.  If so, please describe how investors that are not introduced by the Dealer Manager or any placement agent or participating broker dealer will be informed of their per share purchase price.

The Offering Statement has been revised to state that the purchase price will not reflect applicable commissions payable by the Company in connection with investors which are introduced by a participating broker dealer. The purchase price will be the same regardless of whether a purchaser is introduced by a participating broker dealer.

Plan of Distribution

Investment Procedures

Non-Folio Procedures for Subscribing, page 140

10.  We note your disclosure on page 141 which suggests that North Capital Private Securities Corporation will act as escrow agent prior to the time that your minimum offering amount is met.  Please explain to us how this arrangement is consistent with Exchange Act Rule 15c2-4.

Pursuant to Exchange Act Rule 15c2-4(b), the distribution is being made on contingency basis and North Capital Private Securities Corporation, as a holding broker dealer, shall promptly deposit such funds in a separate bank account, as agent for the persons who have the beneficial interest therein, until the appropriate contingency (receipt of the minimum offering amount or termination of the offering) has been occurred and then promptly transfer such funds to the persons entitled thereto.

Thank you for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

J. Martin Tate, Esq.